SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

ZYMOGENETICS, INC.

(Name of Subject Company)

ZYMOGENETICS, INC.

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

98985T109

(CUSIP Number of Class of Securities)

James A. Johnson

Executive Vice President, Chief Financial Officer, Secretary and Treasurer

1201 Eastlake Avenue East,

Seattle, Washington 98102

(206) 442-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter F. Kerman

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on September 15, 2010 (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by ZymoGenetics, Inc., a Washington corporation (the “Company”), relating to the tender offer by Zeus Acquisition Corporation (“Merger Sub”), a Washington corporation and wholly-owned subsidiary of Bristol-Myers Squibb Company (“Parent”), to purchase all outstanding shares of voting common stock of the Company, without par value (the “Shares”), upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO initially filed by Parent and Merger Sub with the SEC on September 10, 2010 (together with the exhibits thereto and as amended and supplemented from time to time prior to the date hereof, the “Schedule TO”). Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph as a new second paragraph at the end of the section entitled “Litigation”:

On September 15, 2010, a purported shareholder class action complaint was filed in the United States District Court for the Western District of Washington. The complaint, captioned Rhonda M. Mesa v. ZymoGenetics, Inc., et al., name as defendants the members of the Company Board, as well as the Company and Parent. The plaintiff alleges that the Company’s directors breached their fiduciary duties to the Company’s shareholders, and further claim that the Company and Parent aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between the Company and Parent involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the transactions to benefit themselves personally. The complaint further alleges that the Schedule 14D-9 filed by the Company on September 15, 2010 contained inadequate disclosures and was materially misleading. The complaint seeks injunctive relief, including to enjoin the transaction, in addition to attorneys’ and other fees and costs and other relief. The Company believes the plaintiff’s allegations lack merit and will contest them vigorously.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph immediately prior to the section entitled “Forward-Looking Statements”:

Employee Q&A

On September 16, 2010, the Company emailed to its employees a list of questions and answers (the “Q&A”) regarding certain benefit plans of the Company and other benefits-related matters in connection with the Transactions. The Company also posted the Q&A on its internal website.

A copy of the Q&A is filed as Exhibit (a)(1)(J) to this Schedule 14D-9 and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(1)(J)	Employee Q&A.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZYMOGENETICS, INC.

By:	/s/ JAMES A. JOHNSON
Name:	James A. Johnson
Title:	Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Dated: September 16, 2010